 Exhibit 99.1
Appointment of Independent Director

Infosys®
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**TO ALL STOCK EXCHANGES**

**BSE LIMITED**
**NATIONAL STOCK EXCHANGE OF INDIA LIMITED**
**NEW YORK STOCK EXCHANGE**

March 24, 2021

Dear Sir/ Madam,

**Sub: Company update - Appointment of Chitra Nayak as an independent director**

Based on the recommendation of the Nomination and Remuneration Committee, the Board appointed Chitra Nayak (DIN: 09101763), as additional and an Independent Director effective March 25, 2021 for a period of 3 (three) years, subject to the approval of the shareholders.

Chitra Nayak has no relationship with any member of the Board of directors. A press release in this regard including a brief profile is enclosed herewith.

This will also be hosted on the company's website at www.infosys.com

Thanking You

Yours Sincerely,
For **Infosys Limited**

MANIKANTHA AGS Digitally signed by MANIKANTHA AGS
Date: 2021.03.24 22:36:26 +05'30'

**A.G.S. Manikantha**
*Company Secretary*

**INFOSYS LIMITED**
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

**PRESS RELEASE**

## Infosys Appoints Chitra Nayak as an Independent Director

*Appointment to be effective March 25, 2021*

**Bengaluru, India – March 24, 2021**: Infosys (NYSE: INFY), a global leader in next-generation digital services and consulting, today announced the appointment of Chitra Nayak as an Independent Director of the Company, effective March 25, 2021. This appointment is based on recommendation of the Nomination and Remuneration Committee of the Infosys Board, and is for a period of three years, subject to the approval of shareholders.



Chitra Nayak has over 25 years of professional experience in go-to-market, general management, and operations leadership roles at various organisations. She currently serves as a Member of the Board at Invitae, a medical genetics company; at Morneau Shepell, a tech-enabled HR services company; at Forward Air, a freight and logistics company; and at Intercom, a messaging platform company. She also advises startups on go-to-market strategies. Most recently, she was the Chief Operating Officer (COO), overseeing the go-to-market strategy at Comfy, a real-estate tech startup, and prior to that, she was COO at Funding Circle, an online SMB lending marketplace. Chitra has been in leadership roles at Salesforce for eight years, as COO, Platform, and Senior VP, Global Sales Development. She was earlier part of AAA, Charles Schwab, and the Boston Consulting Group as well.

Chitra has a passion for empowering women in the workplace. She is the Co-Founder of Neythri.org, which supports South Asian professional women. She was also the Co-Founder of the Salesforce Women's Network initiative. She has co-created and taught an MBA class on 'Women in Leadership' at California State University, East Bay.

Chitra holds an MBA with Honors from Harvard Business School, an MS in Environmental Engineering from Cornell University, and a B.Tech. in Engineering from the Indian Institute of Technology.

Welcoming Chitra Nayak to the Board, **Kiran Mazumdar-Shaw, Lead Independent Director and Chairperson of the Nomination and Remuneration Committee, Infosys** said, "Chitra Nayak brings

Silicon Valley experience and expertise, that will provide valuable insights as Infosys pivots its service offerings in consulting and digital solutions to help businesses in their strategic intent of digital transformation. She also brings in a deep understanding of ESG through her thought leadership and engagement with several forums that are focused on diversity, inclusion, and climate change."

**About Infosys**
Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

**Safe Harbor**
Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.

**For more information contact PR_Global@Infosys.com**